Exhibit 12c

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

						Twelve
	Twelve Months Ended					Months
	December 31,					Ended
	(Thousands of Dollars)					March 31,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525	$(26,572)
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(10,309)
Equity in loss of equity method
investments	458	435	186	296	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)	(232)
Supplemental fixed charges and	72,496	74,800	75,800	86,818	64,257	66,610
Preferred dividends, as below
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027	$29,497

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031	$66,269
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857	(3,049)
Rental interest factor	801	955	1,036	1,587	1,770	1,782
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658	$65,002

Supplemental increment to fixed charges*	2,573	2,557	2,539	1,784	1,599	1,608

Supplemental fixed charges	72,496	74,800	75,800	86,818	64,257	66,610
Preferred dividends requirements	-	-	-	-	-	-

Total combined supplemental

	$72,496	$74,800	$75,800	$86,818	$64,257	$66,610

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.79x	2.83x	3.72x	3.16x	1.12x	0.44x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.